SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


02045899


SEC MAIL PROCESSING
RECEIVED
JUL 1 0 2002
WASH, D.C. 154 SECTION

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d OF
THE SECURITIES EXCHANGE ACT OF 1934

KINROSS GOLD CORPORATION

52nd Floor, Scotia Plaza, 40 King Street West
Toronto, Ontario M5H 3Y2

CRGM

INDEX

KINROSS
Gold Corporation

Press Release

KINROSS AND PLACER DOME COMPLETE PORCUPINE JOINT VENTURE

Toronto and Vancouver, Canada – July 2, 2002 - Kinross Gold Corporation (TSE-K; Amex-KGC) and **Placer Dome Inc. (TSE-PDG; NYSE-PDG)**, through its wholly owned subsidiary, Placer Dome (CLA) Limited, are pleased to announce the finalization of the Porcupine Joint Venture announced on April 11, 2002. Effective July 1, 2002 our respective mining operations in the Porcupine camp in Timmins, Ontario began operating as the Porcupine Joint Venture.

Placer owns a 51% interest and is operator, while Kinross has a 49% interest in the joint venture, which now incorporates the Dome mine and mill, the Hoyle Pond, Pamour and Nighthawk Lake mines as well as the Bell Creek mill.

According to Placer Dome President and CEO Jay Taylor: "It is a testament to the depth of expertise of our two companies that we can make such a smooth operating transition at a time when each partner is involved in other transactions. We look forward to moving immediately to capture the significant synergies we see available to the joint venture."

Bob Buchan, Chairman and CEO of Kinross, stated: "The formation of this joint venture represents the beginning of an important new chapter in the 92 year history of the Porcupine gold camp, the largest historic gold producing district in North America. It establishes a new foundation with a vision of significant gold production for many years to come."

Cautionary Statements

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross Gold Corporation ("Kinross"), are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kinross' expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, and labour relations matters and costs. "Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. "Placer Dome Group" or "Group" means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. "Placer Dome Group's share" or the "Group's share" is defined to exclude minority shareholders' interest. The "Corporation" refers to Placer Dome Inc.

52nd Floor, Scotia Plaza, 40 King Street W., Toronto, Ontario M5H 3Y2
Telephone (416) 365-5123 Fax (416) 363-6622

For further information:

Kinross Gold Corporation: e-mail info@kinross.com or contact:

Robert M. Buchan
Chairman and Chief Executive Officer
Tel. (416) 365-5650

Gordon A. McCreary
Vice President, Investor Relations and
Corporate Development
Tel. (416) 365-5132

Placer Dome Inc.: On the Internet: www.placerdome.com or contact:
Brenda Radies
Tel. (604) 661-1911

KINROSS GOLD CORPORATION
MATERIAL CHANGE REPORT

Item 1. Reporting Issuer

The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

Item 2. Dates of Material Change

July 2, 2002.

Item 3. Press Releases

Press release was issued by Kinross in Toronto on July 2, 2002 with respect to the material change and filed via SEDAR.

Item 4. Summary of Material Change

Kinross Gold Corporation and Placer Dome Inc., through its wholly owned subsidiary, Placer Dome (CLA) Limited, announced the finalization of the Porcupine Joint Venture announced on April 11, 2002.

Item 5. Full Description of Material Change

Kinross Gold Corporation (TSE-K; Amex-KGC) and **Placer Dome Inc. (TSE-PDG; NYSE-PDG),** through its wholly owned subsidiary, Placer Dome (CLA) Limited, are pleased to announce the finalization of the Porcupine Joint Venture announced on April 11, 2002. Effective July 1, 2002 our respective mining operations in the Porcupine camp in Timmins, Ontario began operating as the Porcupine Joint Venture.

Placer owns a 51% interest and is operator, while Kinross has a 49% interest in the joint venture, which now incorporates the Dome mine and mill, the Hoyle Pond, Pamour and Nighthawk Lake mines as well as the Bell Creek mill.

According to Placer Dome President and CEO Jay Taylor: "It is a testament to the depth of expertise of our two companies that we can make such a smooth operating transition at a time when each partner is involved in other transactions. We look forward to moving immediately to capture the significant synergies we see available to the joint venture."

Bob Buchan, Chairman and CEO of Kinross, stated: "The formation of this joint venture represents the beginning of an important new chapter in the 92 year history of the Porcupine gold camp, the largest historic gold producing district in North America. It establishes a new foundation with a vision of significant gold production for many years to come."

Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and analogous securities legislation of each of the other provinces of Canada.

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officer

Ms. Shelley M. Riley
Corporate Secretary
Telephone: (416) 365-5198
Facsimile: (416) 365-0237

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 2nd day of July, 2002.

KINROSS GOLD CORPORATION

PER: Shelley M. Riley/
Shelley M. Riley
Corporate Secretary

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION

Signed: 
Shelley M. Riley
Corporate Secretary

July 2, 2002.